KWESST reports highlights of SHOT ShowTM 2023, January 17-20, Las Vegas

KWESST expects to take first orders for PARA OPS Professional Series products for evaluation by more than two dozen law enforcement agencies

January 30, 2023 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (FSE: 62U) ("the Company" or "KWESST"), a developer of next-generation tactical systems for military, security, and personal defense markets, today reported on the highlights of the 2023 SHOT SHOW where the Company's new PARA OPS products and its ARWEN non-lethal launcher were showcased, January 17-20 in Las Vegas.

"The purpose of exhibiting was to introduce our "Professional Series" of PARA OPS products and our ARWEN 37mm launchers for law enforcement and government agencies, and to hold strategic meetings with potential industry partners," said Jeff MacLeod, Founder and President of KWESST.  "Results exceeded expectations on all counts, and we are excited at the potential of our non-lethal products for 2023".

Live-fire demonstrations of all products were conducted on RANGE DAY, and were featured in the New Product Showcase.  A short video clip of the firing demonstration and visitors to the KWESST booth can be viewed at https://www.youtube.com/watch?v=P1iTnkI3TsU

Former Chief of the U.S. Capitol Police, Steven Sund, was on hand at the KWESST booth signing copies of his recent book, Courage Under Fire, a first-hand account of the storming of the Capitol on January 6, 2021.

The Company believes that as a result of interest at the Show it expects to shortly be taking first orders of its PARA OPS Professional Series products for evaluation by more than two dozen law enforcement agencies large and small across the U.S., some of them key opinion-makers, and from representatives in more than a dozen countries in Latin American (LATAM), the Middle East and North Africa (MENA), Europe and the Asia-Pacific region. The global non-lethal weapons market was approximately $7.4 billion in 2020 and is projected to reach $12.5 billion in 2028, growing at a 7.4% compound annual growth rate. (Allied Market Research - https://www.alliedmarketresearch.com/non-lethal-weapons-market).

"Over and over we heard the same message from visitors about our PARA OPS Professional Series products: namely, that our patent-pending Low Energy Cartridge (LEC) technology solves the problem of high-energy "less-lethal" systems like rubber bullets, riot munitions, bean bag and baton shotgun cartridges and even Tasers, all of which can be lethal and have a history of many fatalities, as well as the problem of air gun systems which are high-maintenance and can be unreliable.  The LEC system, branded as PARA OPS, provides the reliability of a cartridge actuated system but with a safer, reduced energy and no gunpowder, and soft polymer projectiles in a variety of payloads for any non-lethal mission.

First products are now in production at our outsourced manufacturing facility in North Carolina, with volume production by other manufacturing partners scheduled for this summer.

"At SHOT Show 2023 we also had the opportunity to continue discussions with strategic industry partners, including firearms manufacturers interested in producing PARA OPS firing platforms and selling them and PARA Ops cartridges, through their global distribution network," said MacLeod.  One such example at the SHOW was a PARA OPS shotgun from a well- known international manufacturer.  "We expect more of these industry partnerships to mature through 2023 and beyond, which will add a very significant multiplier effect for global market reach," added MacLeod.

The Company added that it has also been invited to demonstrate and brief its ARWEN 37mm launcher system two symposiums this year to highlight the effectiveness of the ARWEN platform for crowd control and for SWAT teams conducting high-risk arrests.  Both events take place this Spring in the Los Angeles and San Antonio areas and will be attended by Law Enforcement and Correctional Officers from across North America who are seeking effective solutions to ending violet encounters peacefully and safely.  The ARWEN 37mm regularly makes news for safely ending such confrontations, including at the truckers' blockade in Ottawa, Canada in the winter of 2022.

Separately, the Company has filed its audited consolidated financial statements and related management discussion & analysis for the year ended September 30, 2022, under the Company's profile on SEDAR at www.sedar.com.  Additionally, the Company has filed its Annual Report on Form 20-F under the Company's profile on EDGAR at www.sec.gov as well as on SEDAR at www.sedar.com.  Lastly, the Company wishes to correct the expiry date for the Underwriter Warrants issued in the U.S. IPO in its news release on December 9, 2022.  These Underwriter Warrants will expire on December 6, 2027, rather than on December 4, 2027.

To learn more about KWESST, watch an interview with the Company's Executive Chairman: https://youtu.be/jLe6cjRhXD4

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries.  The company's current portfolio of unique proprietary offerings includes its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons.  Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact: Steve Archambault, CFO, archambault@kwesst.com  or (613) 317-3941

Jason Frame, Investor Relations: frame@kwesst.com

Investor Contact:

Dave Gentry, CEO

RedChip Companies

1-800 RED-CHIP (733-2447) 407-491-4499 KWEMF@redchip.com

Forward-Looking Information and Statements

This press release contains "forward-looking information" within the meaning of Canadian and United States securities laws, which may include, but are not limited to: expected orders for PARA OPS Professional Series products and ARWEN 37mm launchers. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such information and statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such information and statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to: general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the ability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Securities Administrators and the United States Securities and Exchange Commission; and many other factors beyond the control of KWESST.  Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information or statement can be guaranteed. Except as required by applicable securities laws, forward-looking information and statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange, Nasdaq nor their respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the release.